

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

March 11, 2009

Jeff W. Holmes
President
Calibrus, Inc.
1225 West Washington Street, Suite 213
Tempe, Arizona 85281

Re: Calibrus, Inc.
Amendment No. 1 to Form 10-12G
Filed March 3, 2009
File No. 000-53408

Dear Mr. Holmes:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

1. We note you added the anticipated cost of launching your new product line on page 17, sixth paragraph. You first state you believe those costs to be $1.5

million. However, you state two sentences later you believe those costs to be $1 million. Please explain this discrepancy.

Critical Accounting Policies and Estimates, page 16

2. It appears from your disclosures on page F-7 that in some of the contracts you get paid on a commission basis for sales made. Please disclose this type of contract in the discussion here. Disclose whether revenue from the contracts on a commission basis is recorded on a "net or gross basis." Refer to EITF 99-19.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates

Operations, page F-6

3. We note your response to comment 24 and your revised discussion in the Operations paragraphs in Note 1 on page F-6. However it is still unclear to us what these services are. Please revise the disclosure to briefly describe what Third Party Verification services, Hosted Call Recording Services, and Interactive Voice Response/Voice Recognition Unit Services are using basic terminology.

Revenue Recognition, page F-7

4. In response to comment 25, we note you added to the revenue recognition disclosure on page F-7 and defined what inbound and outbound calls are. However, there still is not a clear connection between these types of calls and the services you list under Operations on page F-6. Please revise your disclosure to clearly relate the description of services to be added to the Operations disclosure, when those services include inbound or outbound calls, how the services are billed to your customers and how revenue is recognized for each type of service, including services provided for "various campaigns" and those paid on a "commission basis".

Please amend your Form 10 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Adviser, at (202) 551-3415 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director